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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                      For the year ended December 31, 2002
                          Commission File Number 1-6903

                                   ----------

          PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
           AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE APRIL 1, 1999
                            (Full Title of the Plan)




                            TRINITY INDUSTRIES, INC.
          (Name of issuer of the securities held pursuant to the plan)


                Delaware                                 75-0225040
        (State of Incorporation)            (I.R.S. Employer Identification No.)


  2525 Stemmons Freeway, Dallas, Texas                   75207-2401
(Address of principal executive offices)                 (Zip Code)


Issuer's telephone number, including area code (214) 631-4420



================================================================================

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                              Financial Statements


                        As of December 31, 2002 and 2001,
                    and for the Year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................2
Statement of Changes in Net Assets Available for Benefits................................................3
Notes to Financial Statements............................................................................4


Signatures..............................................................................................12


Exhibit

Consent of Independent Auditors.........................................................................14

                           (ERNST & YOUNG LETTERHEAD)






                         Report of Independent Auditors

Board of Directors
Trinity Industries, Inc.

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999 as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ Ernst & Young, LLP

Dallas, Texas
March 14, 2003

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                       2002             2001
                                                   ------------     ------------
ASSETS
Plan's interest in Trinity Industries, Inc.
   Master Trust                                    $102,625,258     $126,844,034

Receivables:
   Participant contributions                            134,420          351,591
   Company contributions                              3,157,467        2,678,250
                                                   ------------     ------------
                                                      3,291,887        3,029,841
                                                   ------------     ------------

Net assets available for benefits                  $105,917,145     $129,873,875
                                                   ============     ============



See accompanying notes.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


ADDITIONS
Plan interest in Trinity Industries, Inc. Master Trust
   investment income (loss)                                       $ (18,317,775)

Contributions:
   Participant                                                        9,360,562
   Company                                                            3,202,341
                                                                  -------------
Total additions                                                      (5,754,872)

DEDUCTIONS
Benefits paid to participants                                        21,506,030
Administrative expenses                                                  53,596
                                                                  -------------
Total deductions                                                     21,559,626

Transfer in from Thrall Plans                                         3,357,768
                                                                  -------------

Net decrease                                                        (23,956,730)

Net assets available for benefits, at beginning of year             129,873,875
                                                                  -------------
Net assets available for benefits, at end of year                 $ 105,917,145
                                                                  =============



See accompanying notes.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                          Notes to Financial Statements

                                December 31, 2002

1. DESCRIPTION OF THE PLAN

The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999 (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan, as amended and restated, is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) sponsored by Trinity Industries, Inc. (the Company).

Effective January 1, 2002, the Plan was amended to change the plan year to be the calendar year from January 1 through December 31 and to create a short plan year for the period from April 1, 2001 through December 31, 2001.

Fidelity Management Trust Company (Trustee) is the trustee of the Plan. The Company and the Trustee have entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Master Trust (the Trinity Master Trust) with the McConway & Torley Profit Sharing Plan (the M&T Plan), the Trinity Rail Group LLC Hourly Employees' Retirement Savings 401(k) Plan, and the Trinity Rail Group LLC Certain Illinois Hourly Employees' Retirement Savings Plan (collectively, The Trinity Rail Group Plans). The Trinity Rail Group Plans began participating in the Trinity Master Trust on January 1, 2002, per an amendment to the Master Trust Agreement. The Company is the plan sponsor for each of the participating Plans.

PARTICIPATION

Each employee of the Company is eligible to contribute to the Plan on the first day of the month following 60 days of eligible employment, and must meet the following additional requirements:

     (1) Must be classified as a full-time employee of the Company; and

     (2) Must be in a unit of employees who are designated as eligible to participate in the Plan; and

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

   (3) Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under this Plan were included in an agreement as a result of good faith bargaining.

Effective October 26, 2001, any employee of the Thrall Car Manufacturing Company or Duchussois Industries, Inc. who, immediately prior to October 26, 2001, was a participant in, or eligible to participate in, the Thrall Car Manufacturing Company Salaried Employees' Retirement Savings Plan, the Trinity Rail Group LLC Hourly Employees' Retirement Savings 401(k) Plan, and the Trinity Rail Group LLC Certain Illinois Hourly Employees' Retirement Savings Plan (collectively the Thrall Plans), became eligible to participate in the Plan. In 2002, transfers from the Thrall Plans of $3,357,768 were made into the Plan.

CONTRIBUTIONS

Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan, in 1% increments as designated by the participant. A salary reduction and contribution agreement must be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time.

Company matching contributions shall be made if Company earnings are at least sufficient to pay dividends to stockholders, but in no event less than $0.33 1/3 per share of common stock. The Board of Directors (Board) may, in its sole discretion, elect to waive the Company earnings requirement. If the Company matching contribution is made, then each participant shall receive an amount equal to a percentage of that portion

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

of such participant's contribution, up to six percent of such participant's total eligible compensation for the year, as defined, under the following schedule:

                                                              PERCENTAGE OF COMPANY
    YEARS OF SERVICE                                              CONTRIBUTION
    ----------------                                          ---------------------
Less than 1 year                                                         0%
1 but less than 2 years                                                 25%
2 but less than 3 years                                                 30%
3 but less than 4 years                                                 35%
4 but less than 5 years                                                 40%
5 or more years                                                         50%

Company contributions are net of forfeitures, as defined. Company contributions for a given Plan year shall be deposited in the Trinity Master Trust no later than the date on which the Company files its federal income tax return for such year.

PARTICIPANT ACCOUNTS

Participants may direct daily the investment of participant and Company contributions among any of the thirteen registered investment companies and Company common stock.

BENEFITS

Distribution of a participant's account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contribution and related earnings.

Withdrawals of up to 100% of the participant's contributions can be made only to meet "immediate and heavy financial needs" (medical care, college tuition, the purchase of a principal residence, or to prevent the foreclosure on a principal residence), as long as the funds are not available for such needs from other sources. No withdrawals can be made

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

against the earnings on the participant contributions or against any Company contributions and related earnings. These restrictions no longer apply when the participant reaches age 59 1/2.

Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the common stock accounts shall be made in cash unless otherwise designated by the participant.

PARTICIPANT LOANS

Loans for "immediate and heavy financial needs" may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant's contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Committee, as defined by the Plan.

VESTING

The Company contribution and related earnings (losses) vest to participants depending upon the number of years of vesting service, as defined, completed by such participant as follows:

                                                                          PERCENTAGE
    YEARS OF SERVICE                                                        VESTED
    ----------------                                                      ----------
Less than 1 year                                                                0%
1 but less than 2 years                                                        20%
2 but less than 3 years                                                        40%
3 but less than 4 years                                                        60%
4 but less than 5 years                                                        80%
5 or more years                                                               100%

Participants are 100% vested in Company contributions and the allocated portion of related earnings (losses) upon their attainment of age 65, and are always 100% vested in participant contributions and the related earnings (losses) on such contributions.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

FORFEITURES

The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts are then used to pay Trustee fees and other administrative expenses of the Plan and Trust.

ADMINISTRATION OF THE PLAN

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.

The expenses incurred by the Trustee in the performance of its duties, including the Trustee's compensation and the services of the recordkeeper, shall be paid by the Plan unless paid by the Company. All other expenses are paid by the Company.

AMENDMENT OR TERMINATION OF THE PLAN

The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (IRS) or other governmental agency, may operate retroactively to reduce or divest the then vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.

The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trust, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)



2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

VALUATION OF INVESTMENTS

Investments in the Trinity Master Trust are valued at fair value. Investments in registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. Investments in common stock are stated at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. TRINITY MASTER TRUST

At December 31, 2002 and 2001, the Plan's interest in the net assets of the Trinity Master Trust was approximately 90.3% and 90.7%, respectively. Investment income (loss) and administrative expenses relating to the Trinity Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)



3. TRINITY MASTER TRUST (CONTINUED)

Investments held in the Trinity Master Trust as of December 31 are as follows:

                                                    2002                2001
                                                ------------        ------------
Interest-bearing cash                           $ 43,072,645        $ 48,854,152
Common stock*                                     11,145,281          17,702,240
Registered investment companies                   54,026,745          66,761,713
Participant loans                                  5,458,798           6,467,740
                                                ------------        ------------
Total                                           $113,703,469        $139,785,845
                                                ============        ============

* Includes $11,145,281 and $17,692,433 of Company common stock as of December 31, 2002 and 2001, respectively.

Investment income (loss) in the Trinity Master Trust for the year ended December 31, 2002, is as follows:

Net depreciation in fair value of investments:
   Common stock                                                    $ (5,036,648)
   Registered investment companies                                  (16,882,569)
Interest and dividend income                                          1,501,096
                                                                   ------------
Net investment loss                                                $(20,418,121)
                                                                   ============

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rates, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

                      Profit Sharing Plan for Employees of
               Trinity Industries, Inc. and Certain Affiliates as
                        Restated Effective April 1, 1999

                    Notes to Financial Statements (continued)



4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated February 22, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. SUBSEQUENT EVENT

In March 2003, the Board approved and remitted to the Trinity Master Trust, the Company match contribution in the amount of $3,157,467 relating to the 2002 Plan year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999


/s/ Timothy R. Wallace
----------------------------------------
    Timothy R. Wallace
    Member, Profit Sharing Committee


/s/ John L. Adams
----------------------------------------
    John L. Adams
    Member, Profit Sharing Committee


/s/ Andrea F. Cowan
----------------------------------------
    Andrea F. Cowan
    Member, Profit Sharing Committee

                                INDEX TO EXHIBITS


EXHIBIT                          SEQ.
NUMBER                           DESCRIPTION                                         PAGE NO.
------                           -----------                                         --------
23                               Consent of Ernst & Young LLP                        14